STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et  seq.) and sets forth the following:

• First: The name of the trust is	ETF Actively Managed Trust

• Second: The name and address of the Registered Agent in the State of Delaware is

Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808

• Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

• Fourth: (Insert any other information the trustees determine to include therein.)

By:
Trustee(s)

Name:	William J. Smalley
Typed or Printed